Mail Stop 6010								June 23, 2005

David Gao
Beijing Med-Pharm Corporation
1180 Main Street
Coventry, CT 06238

Re:	Beijing Med-Pharm Corporation
	Registration Statement on Form S-1
      Amended June 14, 2005
	File Number 333-121957

Dear Mr. Gao:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response
to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is
unnecessary.   Please be as detailed as necessary in your
explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Beijing-Med Pharm Corporation and Subsidiary
December 31, 2004 Financial Statements,  page F-8
Notes to the Consolidated Financial Statements page F-12
Note 1. Significant Accounting Policies, page F-12

Revenue Recognition, page F-12

1. We note your revised disclosure as a result of our prior comment number seven. It appears that you do not provide for returns because they have been "neither consistent nor material". Please tell us how this policy complies with GAAP, specifically FASB No. 48 and clarify your disclosure accordingly.


Beijing Wanwei Pharceutical Co. Ltd.
Notes to the Financial Statements
8. Segment Information, F-34

2. We have read your June 14, 2005 response and revised disclosure in response to comment 11 of our May 23, 2005 letter. The disclosures required by paragraph 37 of FAS 131 are enterprise wide disclosures rather than segment disclosures. Please refer to paragraph 36. Please tell us further why the fact that Wanwei has over 300 customers and that no customer accounts for over 7% of Wanwei`s revenue makes providing the information required by paragraph 37 impracticable and not meaningful as this paragraph does not relate to major customers.

Pro Forma Financial Statements, F-38 through F-43

3. Please remove the December 31, 2004 pro forma balance sheet as the
March 31, 2005 balance sheet is now the most recent balance sheet required. Please refer to rule 11-02(c) of Regulation S-X.

*	*	*

	As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. We may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Tabitha Akins at (202) 551-3658 or James
Rosenberg at (202) 551-3679 if you have questions regarding comments on the financial statements and related matters. Please contact
Michael Reedich at (202) 551-3612 or me at (202) 551-3710 with any other questions.



      Sincerely,



      Jeffrey Riedler
      Assistant Director


cc:	Joanne Soslow, Esq.
	Morgan, Lewis & Bockius
	1701 Market Street
	Philadelphia, PA 19103
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